EX-d.3

                                        JACKSON NATIONAL LIFE
                                            INSURANCE COMPANY [GRAPHIC OMITTED]
                                                  OF NEW YORK
                                               A STOCK COMPANY

[2900 Westchester Avenue
Purchase, New York 10577]

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                         GUARANTEED DEATH BENEFIT RIDER

THIS RIDER IS MADE A PART OF THE POLICY TO WHICH IT IS ATTACHED. THE TERMS OF YOUR POLICY ALSO APPLY TO THIS RIDER EXCEPT AS THEY ARE CHANGED BY THE TERMS OF THIS RIDER. NO SEPARATE POLICY VALUES ARE GENERATED UNDER THIS RIDER.

INSURED. The Insured is defined as the Insured of the Policy and is shown as the Insured in the Policy Data Pages of the Policy.

BENEFIT. The benefit provided by this Rider extends the period that the lesser of the Policy's initial Specified Death Benefit or the current Specified Death Benefit remains in effect to the Expiry Date of the Rider, regardless of the performance of the Investment Divisions of the Policy, subject to the Termination provision of this Rider.


                               GENERAL PROVISIONS.

AFFECT ON POLICY GRACE PERIOD. This Rider does not revise the grace period provision of the Policy, nor will it prevent the Policy from entering the Policy's grace period. Also, coverage provided by this Rider does not apply to any coverage provided by other optional Policy Riders. If the Policy would otherwise lapse at the end of the Policy's grace period, except for coverage for the Policy's Specified Death Benefit being extended under this Rider, any other optional Rider will terminate as of the end of the Policy's grace period.

PREMIUM REQUIREMENT. To keep this Rider in force, the Policy must meet the following Premium requirement. On each Monthly Anniversary, the Company will compare 1) the actual Premium received minus Indebtedness and any Total Partial Surrender Amount, to 2) the sum of the Qualifying Monthly Premium Amounts from the Policy Date to the current Monthly Anniversary, or the Expiry Date of the Rider, if earlier. If 1) is greater than or equal to 2), the Premium requirement has been satisfied.

If the Policy fails to meet the Premium requirement, the Owner has 61 days to meet the requirement. We will notify the Owner at least 31 days before the end of this 61-day period. If the Premium requirement is not met, this Rider will terminate and cannot be reinstated.

The Qualifying Monthly Premium Amount is the amount shown in the Policy Data Pages of the Policy, modified prospectively for Owner initiated changes to the Policy.


9449NY

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TERMINATION. This Rider will terminate upon the earliest to occur of the following events: 1. The Policy terminates for any reason. 2. The Expiry Date of the Rider as shown in the Policy Data Pages of the Policy. 3. The Monthly Anniversary on which the Policy fails to satisfy the Premium requirement as stated above.

Once the Rider terminates, it cannot be reinstated

The termination of this Rider does not mean in and of itself that coverage under the Policy will terminate, if the Net Policy Value of the Policy is sufficient to cover subsequent Monthly Deductions.

ISSUE DATE. The Issue Date of this Rider is the Issue Date of the Policy.

CONSIDERATION. This Rider is issued in consideration of the application for the Policy. There is no charge for this Rider.

                                SIGNED FOR THE JACKSON NATIONAL LIFE
                                INSURANCE COMPANY OF NEW YORK

                                /s/ Clark P. Manning

                                PRESIDENT AND CHIEF EXECUTIVE OFFICER

9449NY                                 2